
85
YAMAHA

Baja, Mexico

WHALE WATCHING

Investment level: $25,000

Perk: Two Seats on Mammalz Community Group Whale Watching in Baja, Mexico*

Limited Availability (4 pairs)

* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.


WELCOME
TO
CORTEZ

Overview

Bucketlist, prepare for check-off! Join a group of Mammalz community members for perhaps the most extraordinary wildlife encounter on the planet – close up observation and friendly interactions with 40-ton California Gray whale mothers and their newborn calves in San Ignacio Lagoon, in Baja, Mexico. The gentle whales often seek out human interaction as they approach boats to allow visitors to give them a get a pet on the head. Over the years, this extraordinary behavior has become a regular occurrence only at San Ignacio Lagoon. It is this trusting gesture of friendship that makes a visit to this pristine place a once in a lifetime and unforgettable experience. You'll enjoy a total of 6 whale watches with experienced guides and naturalists over the course of three days, all meals, and 4 nights of off-the-grid relaxation in your double-occupancy seaside solar-powered eco-cabin at Campo Cortez.

Summary of Itinerary

Day 1 Chartered group van ride from San Ignacio, Baja, Mexico to Campo Cortez

Day 2 - 4 Two whale watches per day, camp activities, kayaking, group excursions to tide pools, beach combing and relaxing at base camp

Day 5 Chartered group van ride from Campo Cortez to San Ignacio, Baja, Mexico



Detailed Itinerary

Your trip begins and ends in the town of San Ignacio, Baja, Mexico. Immerse yourself in the rhythm of nature as you experience the friendly Gray whales and hospitality that is world renown at Campo Cortez. Enjoy your stay in off-the-grid solar powered eco-cabins with views of the lagoon, comfortable twin beds, hot showers, two whale watching trips daily, kayaking excursions, tide pool walks, star-filled nights, and the hospitality and knowledge of camp staff and naturalists.

Day 1| Town of San Ignacio Baja, Mexico to Campo Cortez

Gather with your fellow Mammalz community members in the town of San Ignacio, Baja, Mexico for a chartered group van ride to eco-friendly Campo Cortez on the shores of San Ignacio Lagoon. Settle into your cozy solar-powered beachside cabin, meet the staff and other camp guests during happy hour, then enjoy dinner together in the palapa. Watch the sunset turn into a starry night sky before tucking into bed.

Day 2-4 | Whale Waching in San Ignacio Lagoon

Spend three full days at Campo Cortez eco-lodge with two whale watching trips daily and enjoy the relaxing atmosphere - kayaking, hiking, beach combing or bird watching.

Each morning, after a hearty breakfast you'll depart on skiffs to see the whales. Each trip lasts approximately two hours from the time you leave camp. You'll witness the spectacular behavior of these gentle giants as they breach and spy hop all around you, sometimes approaching the skiffs for a better view. Observe mothers tending to their calves and males courting females. There is truly no place like this on the planet.

The friendly and experienced staff is committed to providing you with an exceptional wildlife experience and greater understanding of the local environment. Camp staff and boat captains are not only professionals in their field, most are local residents of Baja and San Ignacio Lagoon who have earned a lifetime of knowledge living and working in Baja and amongst the marine wildlife they have the privilege to introduce you to. They educate while ensuring safe viewing of the marine mammals and wildlife you'll encounter. Campo

Cortez guides also possess vast knowledge of the local flora and fauna of this region and are always ready to share that knowledge with you.

Lunch is served midday and a second whale watch follows around 1:30pm. After whale watching, simply relax and absorb the ancient unbroken rhythms of the lagoon and its splendid wildlife; wander the shell strewn beaches; join an afternoon kayaking trip; or take a natural history excursion with camp guides.

At each day's end you'll be treated to coffee, cocktails and other refreshments as the sun sets over the dunes in the distance, leaving a vermilion sky in its shadow. Sunsets are followed by authentic local Mexican meals with plenty of hand-made tortillas and fresh foods from the region. Dinner is followed by informal lectures, slide and video presentations as well as conversation amongst guests. At the end of each evening you'll retire to your cabin where you'll relax to the sounds of the lagoon with whales breathing in the distance and coyotes howling at the moon.

Please keep in mind that your expedition is just that, an expedition into the remote Baja wilderness. The daily itinerary is flexible allowing the opportunity to take advantage of any unexpected wildlife or natural history encounters. While every effort is made to stick to the anticipated daily itinerary, unexpected delays may result due to any number of circumstances, such as bad weather or mechanical failures. Keep a flexible attitude and open spirit and you will be rewarded with the wildlife encounter of a lifetime.

Day 5 | Campo Cortez to San Ignacio, Mexico

It's time to say farewell till next time to the Gray whales and new friends we've met at camp. Before an early 7am breakfast, you'll check out of your cabin and bring your luggage to the palapa. After a wave goodbye to the whales, board the chartered group van for transport back to the town of San Ignacio, Baja.



Accommodations

Seemingly perched on the edge of civilization, Campo Cortez offers many modern amenities while maintaining a clean, comfortable and eco-friendly environment. This eco-lodge and base camp provides a well-stocked Baja library, modern solar and wind generation system in the dining palapa, and an electrical system that provides 110 ac or 12 volt dc power for all of your camera and device charging needs. Constructed from local materials and by traditional building methods, our palapa is the gathering point for all of our daily activities.

Each beachside solar-powered cabin is comfortable and cozy. They are modest in size and offer amenities that are a big step up from camping. Each cabin offers a warm and comfortable safari style ambience, two twin beds, and protection from the fierce environment (mostly wind). Each cabin offers its own spectacular view of the lagoon and is situated close to the water's edge. Additionally, the cabins are equipped with a small desk, mirror, and shelving to store your clothing and valuables. Keys are provided for guests that wish to lock their cabins. All cabins are supplied with fresh linens, pillows and clean sleeping bags for each new arrival.



Whale Watching Boat

Your whale watching excursions will be in motorized, open skiffs piloted by professional, local captains. The boats are designed to get you close to the water surface for the best up-close whale's eye view of the magnificent whales as they approach. There's a chance you'll get splashed by waves or the spray from an exhaling whale. Be prepared to keep your camera, mobile phone, and personal belongings protected from water.


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What's Incuded:

Round trip chartered group van transportation from the town of San Ignacio, Baja, Mexico to Campo Cortez

Two whale watching trips per day for three days (total of 6)

Four nights twin sharing accommodation at solar-powered Campo Cortez

All meals and beverages at Campo Cortez (sodas, beer, and margaritas)

Kayaking & tide pool exploration

Naturalist led walks & discussions

Sleeping bag, pillow, blanket & linens

Solar electric battery charging station

Clean bathrooms with flushing toilets

Hot water showers

Entrance fee to Vizcaino Biosphere – conservation passport

What's NOT Incuded:

Transportation to and from the town of San Ignacio, Baja, Mexico

Hotel accommodation before or after your trip

Travel and medical insurance

Tourist Card (FMM) required for visiting Mexico

Call or imported liquor drinks while at camp

Passport fees

Tourist visa fees if applicable

Items of a personal nature

Gratuities for staff and guides

Travel vaccinations or medications

Single supplement

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WELCOME
TO
CORTEZ























* Dates to be determined based on vendor availability and guests' desired travel dates. Details of itinerary subject to change.